Exhibit 99.1

WISeSat.Space Holdings Corp. Announces Closing of Business Combination with Columbus Acquisition Corp

GENEVA, Switzerland, October 1, 2026 -- WISeSat.Space Holdings Corp., a British Virgin Islands business company (“Pubco” or “WISeSat”), today announced the completion today October 1, 2026 (“Closing”) of its previously announced business combination with Columbus Acquisition Corp (“CAC”) (the “Business Combination”). The ordinary shares of Pubco, the combined company following the Business Combination, will commence trading on the Nasdaq on October 2, 2026, under the ticker symbol “SAIQ.”

The Business Combination was approved by CAC’s shareholders at an extraordinary general meeting of shareholders on September 30, 2026, and all remaining closing conditions of the Business Combination were satisfied or waived among the parties as of October 1, 2026 prior to Closing.

Advisors

Maxim Group LLC served as WISeSat’s financial advisor. Ellenoff Grossman & Schole LLP represented WISeSat as legal counsel and Harney Westwood & Riegels (BVI) LP represented WISeSat as British Virgin Islands legal counsel. Loeb & Loeb LLP represented CAC as legal counsel and Ogier represented CAC as Cayman legal counsel. The Equity Group, Inc., served as WISeSat’s strategic communications advisor.

About WISeSat

WISeSat is a space technology company focused on secure satellite communications for Internet of Things applications. Its approach combines satellite infrastructure with cybersecurity and digital identity technologies to support trusted communications between connected devices and ground-based systems.

About Columbus Acquisition Corp.

Columbus Acquisition Corp. is a blank check company, also commonly referred to as a special purpose acquisition company (SPAC) formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses or entities. Columbus is led by Fen “Eric” Zhang, Chairman and Chief Executive Officer, and Jie “Janet” Hu, Chief Financial Officer, who are growth-oriented executives with a long track record of value creation across industries.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding estimation of the listing. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of WISeSat’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although WISeSat believes that it has a reasonable basis for each forward-looking statement contained in this press release, WISeSat cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The forward-looking statements in this press release represent the views of WISeSat as of the date of this press release. Subsequent events and developments may cause those views to change. Except as may be required by law, WISeSat does not undertake any duty to update these forward-looking statements.

CONTACTS

WISeSat:

Carlos Moreira

Chairman & CEO

Tel: +41 22 594 3000

info@wisekey.com

WISeSat Investor Relations:

The Equity Group Inc.

Lena Cati

Tel: +1 212 836-9611

Lena.cati@theequitygroup.com

Columbus

Fen Zhang

Chairman and Chief Executive Officer

Email: eric.zhang@herculescapital.group

Tel: (+1) 949 899 1827